CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

We consent to the use in this Annual Report on Form 40-F for the year ended January 31, 2021 of C21 Investments Inc. (the “Company”) of our report dated May 31, 2021 relating to the consolidated financial statements of the Company, which is filed as Exhibit 99.2 to this Annual Report.

Dated: June 1, 2021	/s/ Baker Tilly US, LLP
Baker Tilly US, LLP
Irvine, California